UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________________________________________
Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
Of the Securities Exchange Act of 1934
__________________________________________________________________________
LifeVantage Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))
__________________________________________________________________________
Common Stock, par value $0.001 per share
(Title of Class of Securities)
53222K 10 6
(CUSIP Number of Class of Securities)
Rob Cutler, Esq.
General Counsel
9815 South Monroe Street, Suite 100
Sandy, Utah 84070
(801) 432-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Persons)
__________________________________________________________________________
With a copy to:
Kirt W Shuldberg, Esq.
Sheppard Mullin Richter & Hampton LLP
12275 El Camino Real, Suite 200
San Diego, California 92130
(858) 720-8900
_______________________________
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$40,000,000.00	$5,456.00

*
The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $40,000,000 in aggregate shares of common stock of LifeVantage Corporation at purchase price not greater than $2.80 per share and not less than $2.45 per share in cash.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $136.40 per million dollars of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by LifeVantage Corporation, a Colorado corporation (“LifeVantage” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company's offer to purchase for cash up to $40,000,000 in value of shares of its common stock, par value $0.001 per share (the “Common Stock”) (collectively the “Shares”) (or a lower amount if not enough Shares are properly tendered and not properly withdrawn to allow us to purchase $40,000,000 in value of Shares) at a price not greater than $2.80 nor less than $2.45 per Share, net to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”). The Company's Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 24, 2013 (“Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”) which, as amended or supplemented from time to time, together constitute the Offer. This Schedule TO is being filed in accordance with Rule 13e-4(c)(2) under the Exchange Act.
All information in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.

ITEM 1.	Summary Term Sheet.
The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	Subject Company Information.
(a)The name of the issuer is LifeVantage Corporation, a Colorado corporation. The address of the Company's principal executive offices is 9815 South Monroe Street, Suite 100, Sandy, Utah 84070. The Company's telephone number is (801) 432-9000.
(b)This Schedule TO relates to the Shares of LifeVantage. As of September 13, 2013, there were 117,610,142 Shares issued and outstanding. The information set forth in the section of the Offer to Purchase titled “Introduction” is incorporated herein by reference.
(c)    The information set forth in Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	Identity and Background of Filing Person.
(a)LifeVantage Corporation is the filing person and subject company. The information set forth in Item 2(a) above is incorporated herein by reference. The information set forth in Section 10 (“Certain Information Concerning the Company”) and Section 12 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	Terms of the Transaction.
(a)(1)(i)     The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Number of Shares; Purchase Price Proration”) of the Offer to Purchase is incorporated herein by reference.
(a)(1)(ii)     The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Number of Shares; Purchase Price Proration”), Section 5 (“Purchase of Shares and Payment of Purchase Price”) and Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.
(a)(1)(iii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Number of Shares; Purchase Price Proration”), Section 3 (“Procedures for Tendering Shares”) and Section 16 (“Extension of the Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference.
(a)(1)(iv) Not applicable.
(a)(1)(v) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 16 (“Extension of the Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference.
(a)(1)(vi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.
(a)(1)(vii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 3 (“Procedures for Tendering Shares”) and Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.
(a)(1)(viii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 3 (“Procedures for Tendering Shares”) and Section 5 (“Purchase of Shares and Payment of Purchase Price”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Number of Shares; Purchase Price Proration”), Section 5 (“Purchase of Shares and Payment of Purchase Price”) and Section 6 (“Conditional Tender of Shares”) of the Offer to Purchase is incorporated herein by reference.
(a)(1)(x) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.
(a)(1)(xi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.
(a)(1)(xii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 3 (“Procedures for Tendering Shares”) and Section 14 (“United States Federal Income Tax Consequences”) of the Offer to Purchase is incorporated herein by reference.
(a)(2)(i-vii) Not applicable.
(b)     The information set forth in Section 12 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 5.	Past Contacts, Transactions, Negotiations and Agreements.
(e)    The information set forth in Section 12 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	Purposes of the Transaction and Plans or Proposals.
(a)The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.
(b)The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.
(c)(1-10)     The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 9 (“Source and Amount of Funds”), Section 11 (“Certain Financial Information”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	Source and Amount of Funds or Other Consideration.
(a), (b) and (d)  The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.
ITEM 8.Interest in Securities of the Subject Company.
(a) and (b)  The information set forth in Section 12 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.
ITEM 9.Persons/Assets, Retained, Employed, Compensated or Used.
(a)    The information set forth in the section of the Offer to Purchase titled “Introduction” and in Section 17 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.
ITEM 10.Financial Statements.
(a) and (b)  The information set forth in Section 11 (“Certain Financial Information”) of the Offer to Purchase is incorporated herein by reference.
ITEM 11.Additional Information.
(a)(1)    The information set forth in Section 12 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.
(a)(2)     The information set forth in Section 13 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.
(a)(3)     Not applicable.
(a)(4)     Not applicable.

(a)(5)     None.
(b)    Not applicable.
(c)    The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

ITEM 12.	Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated September 24, 2013.
(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Shareholders, dated September 24, 2013.
(a)(1)(E)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Form of Summary Advertisement.
(a)(5)(B)
Press Release issued by LifeVantage Corporation on September 12, 2013 (filed as Exhibit 99.1 to the Company's Tender Offer Statement on Schedule TO-C filed on September 12, 2013, and incorporated herein by reference).

(a)(5)(C)
Transcript of Conference Call and Audio Webcast held by LifeVantage Corporation on September 12, 2013 (filed as Exhibit 99.1 to the Company's Tender Offer Statement on Schedule TO-C filed on September 13, 2013, and incorporated herein by reference).

(a)(5)(D)
Press Release issued by LifeVantage Corporation on September 24, 2013 (filed as Exhibit 99.1 to the Company's Tender Offer Statement on Schedule TO-C filed on September 23, 2013, and incorporated herein by reference).

(d)(1)	LifeVantage Corporation 2007 Long-Term Incentive Plan (filed as Appendix B to Company's Proxy Statement on Schedule 14A filed on October 20, 2006, and incorporated herein by reference).
(d)(2)
LifeVantage Corporation 2010 Long-Term Incentive Plan effective as of September 27, 2010 and as amended on January 10, 2012 (filed as Exhibit 10.1 to the Company's Form 8-K filed on January 17, 2012, and incorporated herein by reference).

(d)(3)
Form of Nonstatutory Stock Option Agreement for the LifeVantage Corporation 2010 Long-Term Incentive Plan (filed as Exhibit 4.4 to the Company's Registration Statement on Form S-8 (File No. 333-175104) filed on June 23, 2011, and incorporated herein by reference).

(d)(4)
Form of Incentive Stock Option Agreement for the LifeVantage Corporation 2010 Long-Term Incentive Plan (filed as Exhibit 4.5 to the Company's Registration Statement on Form S-8 (File No. 333-175104) filed on June 23, 2011, and incorporated herein by reference).

(d)(5)
LifeVantage Corporation Annual Incentive Plan effective as of July 1, 2012 (filed as Exhibit 10.12 to the Company's Form 10-K for the fiscal year ended June 30, 2012 filed on September 10, 2012, and incorporated by reference herein).

(d)(6)
LifeVantage Corporation FY2014 Annual Incentive Plan (filed as Exhibit 10.12 to the Company's Form 10-K for the fiscal year ended June 30, 2013 filed on September 12, 2013, and incorporated herein by reference).

(d)(7)
LifeVantage Corporation FY2014 Sales Incentive Plan (filed as Exhibit 10.13 to the Company's Form 10-K for the fiscal year ended June 30, 2013 filed on September 12, 2013, and incorporated herein by reference).

(d)(8)
LifeVantage Corporation Cash Settled Performance Based Long Term Incentive Plan (filed as Exhibit 10.14 to the Company's Form 10-K for the fiscal year ended June 30, 2013 filed on September 12, 2013, and incorporated herein by reference).

(d)(9)	Form of Performance Unit Agreement (filed as Exhibit 10.15 to the Company's Form 10-K for the fiscal year ended June 30, 2013 filed on September 12, 2013, and incorporated herein by reference).
(d)(10)
Employment Agreement between LifeVantage Corporation and Douglas C. Robinson, dated March 11, 2011 and effective as of March 15, 2011 (filed as Exhibit 10.1 to the Company's Form 10-Q for the fiscal quarter ended March 31, 2011 filed on May 16, 2011, and incorporated herein by reference).

(d)(11)
Amendment to Employment Agreement dated March 23, 2012 by and between LifeVantage Corporation and Douglas C. Robinson (filed as Exhibit 10.1 to the Company's Form 8-K filed on March 27, 2012, and incorporated herein by reference).

(d)(12)
Forms of incentive stock option and nonqualifying stock option agreements with Mr. Douglas Robinson dated March 15, 2011 (filed as Exhibit 10.33 to the Company's Form 10-K for the fiscal year ended June 30, 2011 filed on September 28, 2011, and incorporated herein by reference).

(d)(13)
Employment Agreement by and between LifeVantage Corporation and David W. Brown, dated May 4, 2011 and effective as of April 1, 2011 (filed as Exhibit 10.1 to the Company's Form 8-K filed on May 10, 2011, and incorporated herein by reference).

(d)(14)
Employment Agreement between David Colbert and LifeVantage Corporation effective August 1, 2012 (filed as Exhibit 10.1 to the Company's Form 8-K filed on August 6, 2012, and incorporated herein by reference).

(d)(15)
Employment Agreement by and between Robert Urban and LifeVantage Corporation effective as of May 29, 2012 (filed as Exhibit 10.1 to the Company's Form 8-K filed on May 31, 2012, and incorporated herein by reference).

(d)(16)
Employment Agreement by and between Rob Cutler and LifeVantage Corporation effective March 21, 2012 (filed as Exhibit 10.17 to the Company's Form 10-K for the fiscal year ended June 30, 2013 filed on September 12, 2013, and incorporated herein by reference).

(d)(17)
Key Executive Benefit Package by and between Kirby Zenger and LifeVantage Corporation effective as of October 2, 2012 (filed as Exhibit 10.1 to the Company's Form 8-K filed on October 3, 2012, and incorporated herein by reference).

(g)	Not applicable.
(h)	Not applicable.

ITEM 13.	Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2013	LIFEVANTAGE CORPORATION By: /s/ Rob Cutler Name: Rob Cutler Title: General Counsel